NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Alphabet, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of May 9, 2022, email communication sent by Eri Yamaguchi, Corporate Governance Officer, New York State Common Retirement Fund

Exempt solicitation

Impax Asset Management and New York State Common Retirement

Julie Gorte, Impax Asset Management – jgorte@impax.com

Eri Yamaguchi, the New York State Common Retirement Fund – eyamaguchi@osc.ny.gov

Impax Asset Management and the New York State Common Retirement Fund strongly urge Alphabet shareholders to VOTE IN FAVOR OF Proposal Number 7 on Resilience to Physical Risks Posed by Climate Change.

Impax Asset Management (Impax) and the New York State Common Retirement Fund (CRF) believe that Alphabet has failed to provide adequate disclosures on resilience to physical risks of climate change in the short, medium, and long terms.

The physical effects of climate change pose long-term risks to the financial performance of the company. Shareholders need to know whether Alphabet is taking reasonable measures to build resilience to physical risks of climate change and how such measures help Alphabet manage physical risks.

Accordingly, we strongly urge shareholders to vote in favor of Proposal Number 7 at Alphabet’s annual general meeting.

Discussion

Scientific research is increasingly showing that severe precipitation, floods, fires, droughts, sea level rise, and extreme heat are predictably linked to a warming climate. These climate-related conditions and events can present significant “physical risks” that can financially harm the global economy, financial markets, companies, such as Alphabet, and their shareholders.

Physical risks can affect any enterprise, depending on where the company operates, and where the major assets are in its value chain are located. S&P Global recently estimated that 60% of S&P 500 Index companies’ physical assets face high risk of at least one kind of climate-related physical losses. This represents a total market capitalization of $18 trillion dollars in the United States alone.1

Alphabet faces growing physical risks. In recent years, the company has expanded its headquarters and other facilities by acquiring properties in the San Francisco Bay area; these are vulnerable to flooding due to sea-level rise. San Francisco Bay has already risen almost eight inches in the past century, and by 2050, the water level is expected to rise another 0.9 feet to 1.9 feet, depending on how much more greenhouse gas is emitted.2 Several sources note that the company’s headquarters could face risks due to sea level rise, not only for the facility itself, but for the 101 highway, which provides access to the headquarters. In addition, Alphabet’s data centers as the company’s key assets may face various physical risks depending on the locations.3

The company’s existing disclosures provide little information to investors to assess the company’s exposure to physical risks and preparedness for responding to the physical impacts of climate change. In 2021, the company reported to CDP that it assessed short-, medium-, and long-term physical risks including sea level rise, precipitation and flooding, drought, heat, wildfire and water stress. It found flooding and extreme heat to be the largest risks to the company. Increasing heat is likely to cause increased cooling cost at Alphabet’s data centers. However, Alphabet has not disclosed any steps being taken to manage or adapt to flooding or provided precise location information about heat-sensitive data centers. Without these disclosures, investors cannot make their own estimates of physical risks, such as damage from climate-related weather events, or any acute or chronic climate physical risks.

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1 S&P Global, The Big Picture on Climate Risk. 2020, https://www.spglobal.com/en/research-insights/featured/the-big-picture-on-climate-risk

2 See, for example Diya Sen, Facebook and Google Offices At Risk Of Flood As Sea Levels Rise, Tech Times, 25 April 2016; Climate change impacts are coming to Big Tech’s doorstep, Marketplace, Sept.16, 2019; Lauren Sommer, Google Plans To Expand Its Campus — Which Might Become Unsafe As Sea Levels Rise, NPR, July 27, 2021; and Silicon Valley Underwater, The Guardian, 22 April 2016.

3 The company’s data centers are located across the globe such as California, Texas, Singapore, and Chile among other locations. https://www.google.com/about/datacenters/locations/

Finally, in the company’s statement of opposition to our proposal, Alphabet mentions that the company reports its emissions, and has set emissions reduction goals. These are commendable moves by the company, but are unrelated to physical risks, and still shareholders need to understand Alphabet’s exposure to and management of physical risks.

We urge investors to vote FOR Proposal Number 7 that the company report more extensively to its shareholders on resilience to physical risks posed by climate change at Alphabet’s Annual Meeting.

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card.